HellerEhrman

November 16, 2005

05012864

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attn: Filer Support
Mail Stop 1-4

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-5146

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's Third Quarter Report 2005, dated November 14, 2005;

(2) The Company's announcement of the third quarter results, dated November 14, 2005, published (in both English and Chinese language) in the Company's public website;

(3) The Company's announcement regarding notice of board meeting, dated October 27, 2005, published (in both English and Chinese language) in the Company's public website;

(4) The Company's announcement regarding unusual price movement, dated October 18, 2005, published (in both English and Chinese language) in the Company's public website; and

(5) The Company's announcement regarding update on disclosure pursuant to rule 17.21, dated September 27, 2005, published (in both English and Chinese language) in the Company's public website.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

37460\0001\16

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Characteristics of GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD AND NINE-MONTH PERIOD

- Turnover for the Three-Month Period reached HK$158,331,000 with net loss of HK$12,164,000. Turnover for the Nine-Month Period amounted HK$338,341,000 with net loss of HK$31,605,000

- Continued to streamline the operations in the PRC in accordance to the current market environment

- TSTSH continued to successfully secure software projects, with the first internet protocol based network management system project being awarded

- MIHL entered into an agreement with Red Flag to develop the Traditional Chinese version of Redflag Linux operating system

- The Dutch subsidiary entered into an agreement with one of the largest mobile phone retailers to promote a self-developed ringtone product in the Netherlands

- STASA won back from its competitor to become the interactivity partner of one of the largest national television stations to roll out one of the most popular reality voting shows in Spain

- The Board does not recommend payment of an interim dividend

THIRD QUARTER RESULTS

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period and Nine-Month Period as follows:

	Notes	**Three-Month Period (Unaudited) HK$'000**	Three months ended 30th September, 2004 (Unaudited) HK$'000	**Nine-Month Period (Unaudited) HK$'000**	Nine months ended 30th September, 2004 (Unaudited) HK$'000
Turnover		**158,331**	89,678	**338,341**	280,176
Cost of sales		**(141,682)**	(71,724)	**(288,581)**	(228,299)
Gross profit		**16,649**	17,954	**49,760**	51,877
Other revenues		**1,603**	4,973	**8,690**	8,639
Selling and administrative expenses		**(29,778)**	(32,767)	**(89,047)**	(66,551)
Operating loss		**(11,526)**	(9,840)	**(30,597)**	(6,035)
Deemed disposal gain from separate listing of MIHL		**—**	—	**—**	10,769
Finance costs		**(1,976)**	(906)	**(5,455)**	(1,722)
Share of losses of associated companies		**(470)**	(214)	**(1,098)**	(178)
(Loss)/profit before taxation		**(13,972)**	(10,960)	**(37,150)**	2,834
Taxation	1	**(134)**	829	**(134)**	831
(Loss)/profit after taxation		**(14,106)**	(10,131)	**(37,284)**	3,665
Minority interests		**1,942**	(714)	**5,679**	3,022
(Loss)/profit attributable to Members		**(12,164)**	(10,845)	**(31,605)**	6,687
Dividends		**—**	—	**—**	6,413
(Loss)/earnings per Share (HK cents)					
- Basic	2	**(1.98)**	(1.77)	**(5.15)**	1.09
- Diluted	2	**Not applicable**	Not applicable	**Not applicable**	Not applicable

Notes:

1. **Taxation**

Profits tax had been provided at the rate of 17.5% on the estimated assessable profit for the Nine-Month Period. Taxation on overseas profit had been calculated on the estimated assessable profit for the Nine-Month Period at the rate of taxation prevailing in the regions in which in the Group operated.

2. **(Loss)/earnings per Share**

The calculation of the basic (loss)/earnings per Share was based on the loss of the Group attributable to Members of HK$31,605,000 (nine months ended 30th September, 2004: profit of HK$6,687,000) and the weighted average of 613,819,000 Shares (nine months ended 30th September, 2004: 613,819,000 Shares) in issue during the Nine-Month Period.

No diluted earnings per Share for the Nine-Month Period and the nine months ended 30th September, 2004 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

3. **Reserves**

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1st January, 2005	97,676	702	5,315	35,549	3,034	49	(30,995)	111,330
Surplus on revaluation of available-for-sale financial assets	—	—	69	—	—	—	—	69
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	—	—	—	—	(2,038)	—	—	(2,038)
Loss attributable to Members	—	—	—	—	—	—	(31,605)	(31,605)
As at 30th September, 2005	97,676	702	5,384	35,549	996	49	(62,600)	77,756

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
As at 1st January, 2004	97,676	702	4,182	37,483	59	49	146,054	286,205
Surplus on revaluation of available-for-sale financial assets	—	—	3,909	—	—	—	—	3,909
Group reorganisation	—	—	—	2,160	—	—	—	2,160
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	—	—	—	—	105	—	—	105
Profit attributable to Members	—	—	—	—	—	—	6,687	6,687
Eighteen months ended 31st December, 2004 interim dividend paid	—	—	—	—	—	—	(3,069)	(3,069)
As at 30th September, 2004	97,676	702	8,091	39,643	164	49	149,672	295,997

BUSINESS REVIEW

During the Three-Month Period, the operating environment in the PRC in the arena of data networking infrastructure, which has previously been hampered by increasing competition and pricing pressures, can now be described to have stabilised. The market, though difficult, continued to offer business opportunities. Among the projects completed during the Three-Month Period were contracts from Dalian University, Guangdong China Telecom, Jiangsu China Telecom, Shanghai China Telecom, Guizhou China Telecom and Beijing China Telecom. In line with the current market environment, the Group has continued to streamline its operations in the PRC accordingly by consolidating its coverage in the PRC so as to maximise uses of resources and to achieve cost savings.

The operation support system, which is a network management software system for telecommunications operators developed by TSTSH, continued to gain market acceptance. With each project that TSTSH is involved in, the Group is able to enrich the software with new and enhanced features and functionalities, thus increasing the marketability of the software. During the Three-Month Period, TSTSH successfully secured more projects, with new contracts from Chongqing China Telecom, Sichuan China Telecom and Taizhou China Telecom, and expansion contracts from Guangdong China Telecom and Guangzhou China Telecom being awarded. The project from Chongqing China Telecom has, in particular, been very encouraging as it is not only the second project awarded by Chongqing China Telecom, but is the first internet protocol based network management system project won by TSTSH.

During the Three-Month Period, the Group has been working on the various projects secured from the Government of Macao and the East Asian Games. This also applies to MIHL, who has been focusing on completing the various projects previously secured for the East Asian Games. In addition, MIHL has successfully secured from the Government of Macao a

contract for the second phase of the e-government project and has entered into an agreement with Red Flag to jointly develop and market the Traditional Chinese version of Redflag Linux operating system. These strategic ties are expected to be helpful to promote the Mega-branded software solutions of MIHL via the established network of Red Flag in the PRC.

With respect to TCM, subsequent to the successful completion of a six-month trial programme to provide telephone inquiry services to a major lottery company in the Netherlands, the Dutch subsidiary will soon be awarded a contract to be the official interactivity service provider of the lottery company. The Dutch subsidiary has also entered into agreement with one of the largest mobile phone retailers in the Netherlands to promote a ringtone product developed by TCM.

In Spain, the Spanish subsidiary recovered strongly after suffering a setback from the financial distress situation prior to the acquisition by the Group. As mentioned previously in the interim results of the Group, STASA is the only company that provides interactive television programme services to all the three nationwide television stations in Spain. During the Three-Month Period, STASA continued to work as the interactivity partner of the three national television stations, rolling out new programmes with each national television station, including a charity show, a new Call & Win programme via a radio station and one of the most popular reality voting shows in Spain, the programme of which STASA has lost to its competitors for the past three years.

FINANCIAL REVIEW

During the Three-Month Period, with heightened business activities in Macao and TCM and the consolidation of Communications Appliances Ou Chung Limited, incorporated in Macao with limited liability and an indirectly wholly-owned subsidiary of the Company, the Group reported an increase of 76.6% in turnover, with turnover reaching HK$158,331,000. Although profits in the PRC (other than the region of Macao) and business in the provision of interactivity services and short message services carried higher margins, such have been offset by the lower margin projects in Macao and distribution of handsets, resulting in gross profit margin of the Group to decrease to 10.5%. Attributable to higher finance costs as a result of increasing interest rates and prepayment fees levied from the early repayment of the US$15,000,000 (approximately HK$116,700,000) syndicated loan, the Group experienced loss of HK$12,164,000 for the Three-Month Period.

During the Three-Month Period, the Group early repaid the remaining balance of the US$15,000,000 (approximately HK$116,700,000) syndicated loan raised during 2003. Subsequent to the early repayment, cash balances of the Group amounted to HK$90,200,000 with gearing ratio (total borrowings/Members' funds) reduced to 62.1%.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

As at 30th September, 2005, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its

Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he took or deemed to have taken under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name of Director	**Long position/ short position**	**Nature of interest**	**Number of Shares held**	**Number of underlying Shares (in respect of share options) held** (Note 8)	**Approximate % of the issued share capital of the Company**
José Manuel dos Santos	Long position	Corporate interest/founder of a discretionary trust (Note 1)	293,388,000	—	47.80%
	Long position	Personal (Note 2)	—	600,000	0.10%
	Short position	Corporate interest (Note 3)	—	13,072,000	2.13%
Yim Hong	Long position	Personal (Note 4)	7,357,500	900,000	1.35%
Kuan Kin Man	Long position	Personal (Note 5)	12,262,500	900,000	2.14%
Monica Maria Nunes	Long position	Personal (Note 6)	2,452,500	900,000	0.55%
Fung Kee Yue Roger	Long position	Personal (Note 7)	210,000	—	0.03%

Notes:

(1) As at 30th September, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company.

(2) The personal interest of José Manuel dos Santos comprised 600,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by José Manuel dos Santos as beneficial owner.

(3) Options were granted by the Company under a share option scheme. Since José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company as at 30th September, 2005, he was deemed to have a short position in 13,072,000 underlying Shares.

(4) The personal interest of Yim Hong comprised 7,357,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Yim Hong as beneficial owner.

(5) The personal interest of Kuan Kin Man comprised 12,262,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(6) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares and 900,000 underlying Shares in respect of share options granted to her by the Company. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(7) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

(8) Each of the Directors held the same number of share options shown as at 1st January, 2005. The share options were granted on 30th June, 2003 and exercisable from 30th June, 2003 to 29th June, 2006 at HK$0.42 per Share.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

As at 30th September, 2005, the following persons (other than a Director or Chief Executive) had interests or short positions in the Shares and underlying Shares which were recorded in the register required to be kept under section 336 of the SFO:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name of Substantial Shareholder	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest (Note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (Note 2)	—	13,072,000	2.13%
LRL	Long position	Corporate interest (Note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (Note 2)	—	13,072,000	2.13%
Lei Hon Kin (Note 3)	Long position	Family interest	293,988,000	—	47.89%
	Short position	Corporate interest	—	13,072,000	2.13%

Notes:

(1) As at 30th September, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(2) Options were granted by the Company under a share option scheme. Since both ERL and LRL were interested in more than one-third of the issued share capital of the Company as at 30th September, 2005, they were deemed to have a short position in 13,072,000 underlying Shares.

(3) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

COMPETING INTERESTS

None of the Directors or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meeting of the Group and which is (or are) able as a practical matter, to direct or influence the management of the Company had an interest in a business, which competes or may compete with the business of the Group.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of the Shares during the Nine-Month Period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Shares during the Nine-Month Period.

DEFINITIONS

"Associated Corporations"	corporations; (a) which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or (b) (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued shares of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Gazetted Newspapers"	those newspapers which are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time

"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM
"Members"	holders of Shares
"MIHL"	Megalnfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company and whose shares of HK$0.01 each in its capital are listed on GEM
"Nine-Month Period"	the nine months ended 30th September, 2005
"PRC"	The People's Republic of China
"Red Flag"	北京中科紅旗軟件技術有限公司, a company incorporated in the PRC with limited liability
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Spain"	The Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex SA, incorporated in Spain with limited liability and an indirectly owned subsidiary of the Company

"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"The Netherlands"	The Kingdom of the Netherlands
"Three-Month Period"	the three months ended 30th September, 2005
"TSTSH"	泰思通軟件(上海)有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company
"US$"	United States Dollar, the lawful currency of the United States of America

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 14th November, 2005

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

三個月期間及九個月期間的業務及財務摘要

- 三個月期間的營業額達158,331,000港元，虧損淨額為12,164,000港元。九個月期間的營業額達338,341,000港元，虧損淨額為31,605,000港元
- 根據目前的市場環境，不斷精簡在中國的經營
- 泰思通不斷成功取得軟件項目，而贏取首個互聯網協定的網絡管理系統項目
- 萬佳訊與紅旗訂立協議，開發紅旗Linux運作系統的繁體中文版本
- 荷蘭附屬公司與最大移動電話零售商之一訂立協議，在荷蘭推廣其自主開發的鈴聲產品
- 西班牙公司擊敗其競爭對手，於其手上奪回西班牙其中一個最受歡迎的現場投票節目，並成為國家最大電視台其中一個互動夥伴
- 董事會不建議派付中期股息

第三季業績

董事會欣然提呈本集團於三個月期間及九個月期間的未經審核綜合業績如下：

	附註	三個月期間 (未經審核) 千港元	截至二〇〇四年九月三十日止三個月 (未經審核) 千港元	九個月期間 (未經審核) 千港元	截至二〇〇四年九月三十日止九個月 (未經審核) 千港元
營業額		**158,331**	89,678	**338,341**	280,176
銷售成本		**(141,682)**	(71,724)	**(288,581)**	(228,299)
毛利		**16,649**	17,954	**49,760**	51,877
其他收益		**1,603**	4,973	**8,690**	8,639
銷售及行政開支		**(29,778)**	(32,767)	**(89,047)**	(66,551)
經營虧損		**(11,526)**	(9,840)	**(30,597)**	(6,035)
萬佳訊獨立上市的視作出售收益		**–**	–	**–**	10,769
財務成本		**(1,976)**	(906)	**(5,455)**	(1,722)
應佔聯營公司虧損		**(470)**	(214)	**(1,098)**	(178)
除税前(虧損)／溢利		**(13,972)**	(10,960)	**(37,150)**	2,834
税項	一	**(134)**	829	**(134)**	831
除税後(虧損)／溢利		**(14,106)**	(10,131)	**(37,284)**	3,665
少數股東權益		**1,942**	(714)	**5,679**	3,022
股東應佔(虧損)／溢利		**(12,164)**	(10,845)	**(31,605)**	6,687
股息		**–**	–	**–**	6,413
每股股份(虧損)／盈利(港仙)					
一基本	二	**(1.98)**	(1.77)	**(5.15)**	1.09
一攤薄	二	**不適用**	不適用	**不適用**	不適用

附註：

一. **稅項**

九個月期間的估計應課稅溢利按17.5%的稅率撥備香港利得稅，而海外溢利稅項按九個月期間的估計應課稅溢利按本集團經營業務地區的適用稅率計算。

二. **每股股份(虧損)／盈利**

每股股份基本(虧損)／盈利是按本集團股東應佔虧損31,605,000港元(截至二○○四年九月三十日止九個月：溢利6,687,000港元)及九個月期間的已發行股份的加權平均數613,819,000股股份(截至二○○四年九月三十日止九個月：613,819,000股股份)計算。

由於行使本公司未行使的購股權將導致反攤薄作用，故並無呈列九個月期間及截至二○○四年九月三十日止九個月內每股股份攤薄盈利。

三. **儲備**

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	累計虧損	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二○○五年一月一日	97,676	702	5,315	35,549	3,034	49	(30,995)	111,330
重估可供出售財務資產盈餘	–	–	69	–	–	–	–	69
海外附屬公司及聯營公司折算賬目產生的差額	–	–	–	–	(2,038)	–	–	(2,038)
股東應佔虧損	–	–	–	–	–	–	(31,605)	(31,605)
於二○○五年九月三十日	97,676	702	5,384	35,549	996	49	(62,600)	77,756

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二ＯＯ四年一月一日	97,676	702	4,182	37,483	59	49	146,054	286,205
重估可供出售財務資產盈餘	–	–	3,909	–	–	–	–	3,909
集團重組	–	–	–	2,160	–	–	–	2,160
海外附屬公司及聯營公司折算賬目產生的差額	–	–	–	–	105	–	–	105
股東應佔溢利	–	–	–	–	–	–	6,687	6,687
截至二ＯＯ四年十二月三十一日止十八個月已付中期股息	–	–	–	–	–	–	(3,069)	(3,069)
於二ＯＯ四年九月三十日	97,676	702	8,091	39,643	164	49	149,672	295,997

業務回顧

先前飽受日益增加的競爭及價格壓力的中國數據網絡基礎設施的經營環境，於三個月期間已趨穩定。雖然困難，但市場仍然不斷提供商機。於三個月期間完成的項目之中，包括與大連大學、廣東中國電信、江蘇中國電信、上海中國電信、貴州中國電信及北京中國電信訂立的合約。為配合目前的市場環境，本集團已透過不斷合併其於中國的覆蓋面，以達致增強資源的運用及節省成本。

泰思通所開發的電信營運商支撐系統及網絡管理軟件系統，不斷獲得市場接納。在泰思通所參與的每個項目，本集團可在其軟件中加入新的及經提升的特色及功能，因而增加軟件的可銷能力。於三個月期間，泰思通成功爭取更多項目，包括來自重慶中國電信、四川中國電信及泰州中國電信的新合約，以及獲取廣東中國電信及廣州中國電信的擴建合約。特別是重慶中國電信的項目最為令人鼓舞，因為該項目不但是從重慶中國電信所獲授的第二個項目，而且是泰思通所贏取的首個基於互聯網協定的網絡管理系統項目。

於三個月期間，本集團一直致力完成來自澳門政府的多個項目及東亞運動會項目。萬佳訊亦同樣致力於完成先前所爭取到的東亞運動會的多個項目。此外，萬佳訊已成功向澳門政府爭取到政府電子化項目的第二期合約，並與紅旗訂立協議，共同開發及推廣紅旗Linux運作系統的繁體中文版本。該策略性聯繫預期將有助透過在中國已建立的紅旗網絡來推廣萬佳訊的Mega品牌軟件解決方案。

有關歐洲公司方面，繼完成為荷蘭一家大型博彩公司提供電話查詢服務的六個月試驗計劃後，該荷蘭附屬公司將會於短期內獲授為該博彩公司正式互動服務供應商的合約。該荷蘭附屬公司另已與荷蘭其中一家最大移動電話零售商訂立協議，推廣其開發的鈴聲產品。

在西班牙方面，西班牙附屬公司已由本集團收購前的財務困境中復原。如先前於本集團的中期業績中所述，西班牙公司是唯一一家公司向西班牙所有三家全國電視台提供互動電視節目服務。於三個月期間，西班牙公司不斷作為該三家全國電視台的互動夥伴，致力於支持其新節目，包括一個慈善節目、一個透過電台的電話競猜節目以及其中一個西班牙最受歡迎的現場投票節目(該現場投票節目為過往三年西班牙公司輸給其競爭對手的節目)。

財務回顧

於三個月期間，隨着澳門及歐洲公司業務的提升以及綜合澳中通訊設備有限公司(於澳門註冊成立的有限公司，為本公司的間接全資附屬公司)的業績後，本集團營業額錄得76.6%的升幅，營業額達158,331,000港元。雖然於中國(澳門除外)的溢利及提供互動服務及短訊服務等業務均獲得較高邊際利潤，但被澳門的較低邊際利潤項目及手機的分銷所抵銷，導致本集團的毛利率減至10.5%。於三個月期間，由於不斷上升的息率及提早償還15,000,000美元銀團貸款(約116,700,000港元)所徵收的預付款項費用，本集團虧損約12,164,000港元。

於三個月期間，本集團提早償還於二〇〇三年期間所籌集的15,000,000美元銀團貸款(約116,700,000港元)。還款後，本集團的現金結餘為90,200,000港元，資產負債比率(借貸總額／股東權益)減至62.1%。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇五年九月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及第八分部，須知會本公司及聯交所的有關權益及淡倉(包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉)，或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份及(就股票衍生工具而言)相關股份的好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份(就購股權而言)數目(附註八)	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人(附註一)	293,388,000	—	47.80%
	好倉	個人(附註二)	—	600,000	0.10%
	淡倉	公司權益(附註三)	—	13,072,000	2.13%
嚴康	好倉	個人(附註四)	7,357,500	900,000	1.35%
關鍵文	好倉	個人(附註五)	12,262,500	900,000	2.14%
羅嘉雯	好倉	個人(附註六)	2,452,500	900,000	0.55%
馮祈裕	好倉	個人(附註七)	210,000	—	0.03%

附註：

(一) 於二○○五年九月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由José Manuel dos Santos(作為現有信託的信託人)全資擁有的公司LRL持有。José Manuel dos Santos的家族成員為該信託受益人，該信託資產包括本公司已發行股本的47.80%控股股權。

(二) José Manuel dos Santos的個人權益包括本公司授予其購股權有關的600,000股相關股份。上述權益由作為實益擁有人的José Manuel dos Santos持有。

(三) 購股權是獲本公司根據一項購股權計劃而授出。由於José Manuel dos Santos於二○○五年九月三十日擁有本公司已發行股本中多於三份之一的權益，José Manuel dos Santos被視為於13,072,000股相關股份中擁有淡倉。

(四) 嚴康的個人權益包括7,357,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的嚴康持有。

(五) 關鍵文的個人權益包括12,262,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的關鍵文持有。

(六) 羅嘉雯的個人權益包括2,452,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的羅嘉雯持有。

(七) 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

(八) 於二○○五年一月一日，各董事持有的購股權數目與上述相同。有關購股權乃於二○○三年六月三十日授出並可於二○○三年六月三十日至二○○六年六月二十九日按有關每股股份0.42港元如下行使。

主要股東於股份及相關股份中的權益及淡倉

於二〇〇五年九月三十日，根據《證券及期貨條例》第三百三十六條記入該條規定存置的登記冊內於股份或相關股份擁有的權益或淡倉擁有的人士(不包括董事或行政總裁)如下：

股份及(就股票衍生工具而言)相關股份的好倉及淡倉總額

主要股東名稱	好倉／淡倉	權益性質	所持股份數目	所持相關股份(就購股權而言)數目	佔本公司已發行股本的概約百分比
ERL	好倉	公司權益(附註一)	293,388,000	—	47.80%
	淡倉	公司權益(附註二)	—	13,072,000	2.13%
LRL	好倉	公司權益(附註一)	293,388,000	—	47.80%
	淡倉	公司權益(附註二)	—	13,072,000	2.13%
李漢健	好倉	家族權益	293,988,000	—	47.89%
(附註三)	淡倉	公司權益	—	13,072,000	2.13%

附註：

(一) 於二〇〇五年九月三十日，該等股份乃以ERL的名義持有，而ERL的全部已發行股本則由LRL持有。

(二) 本公司根據購股權計劃授出購股權。由於ERL及LRL於二〇〇五年九月三十日均於本公司逾三分之一的已發行股本中擁有權益，故彼等被視為於13,072,000股相關股份中擁有淡倉。

(三) 李漢健(José Manuel dos Santos的配偶)被視為擁有José Manuel dos Santos的全部股權的權益。

競爭權益

董事或任何有權在本集團的股東大會上行使或控制行使5%或以上投票權，及實際上有能力指導或影響本公司管理層或一組人士。概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

購買、出售或贖回證券

於九個月期間，本公司並無贖回任何股份。而本公司或其任何附屬公司概無於九個月期間購買或出售任何股份。

「相聯法團」	指	(甲) 身為本公司附屬公司或控股公司的法團或為本公司控股公司的附屬公司的法團；或 (乙) 本公司於其股本內某類股份中擁有的權益超過該類已發行股份面值五分之一的法團，惟非本公司附屬公司
「行政總裁」	指	獲董事會直接授權，單獨或夥拍其他一位或多位人士負責或將負責本公司業務經營的人士
「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「ERL」	指	Eve Resources Limited，於英屬維爾京群島註冊成立的有限公司
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》(經不時修訂) 第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區 (不適用於香港聯合交易所有限公司)
「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區

「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板
「股東」	指	股份持有人
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*)，於百慕大註冊成立的有限公司，為本公司的間接附屬公司，其股本中每股面值0.01港元的股份於創業板上市
「九個月期間」	指	截至二ＯＯ五年九月三十日止九個月
「中國」	指	中華人民共和國
「紅旗」	指	北京中科紅旗軟件技術有限公司，於中國註冊成立的有限公司(不適用於紅旗Linux)
「《證券及期貨條例》」	指	香港法例第五百七十一章《證券及期貨條例》(經不時修訂)
「股份」	指	本公司股本中每股面值0.10港元的股份
「西班牙」	指	西班牙王國
「西班牙公司」	指	Servicios Telefónicos de Audiotex SA，於西班牙註冊成立的有限公司，為本公司的間接附屬公司
「主要股東」	指	就公司而言，指有權於本公司任何股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.，於荷蘭註冊成立的有限公司，為本公司的間接附屬公司
「荷蘭」	指	荷蘭王國
「三個月期間」	指	截至二ＯＯ五年九月三十日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司，於中國註冊成立的有限公司，為本公司的間接附屬公司

「美元」	指	美利堅合眾國法定貨幣美元

承董事會命
主席
José Manuel dos Santos

香港，二○○五年十一月十四日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

NOTICE OF BOARD MEETING

The Board hereby announces that a meeting of the Board will be held at 74 da Rua da Felicidade, Edifício Vodatel, Taipa, the Macao Special Administrative Region of the PRC on 14th November, 2005 at 4:00 p.m. for the following purposes:

1 To consider and approve the Third Quarterly Results and approve the announcement of the Third Quarterly Results to be published on the GEM Website, the website of the Company and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the register of Members, if necessary; and

4 To transact any other business.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)

"Members"	holders of the shares of HK$0.10 each in the capital of the Company
"PRC"	The People's Republic of China
"Third Quarterly Results"	the unaudited consolidated results of the Company and its subsidiaries for the nine months ended 30th September, 2005

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 27th October, 2005

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the GEM Website for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕大註冊成立的有限公司）

股份代號：八〇三三

董事會會議公告

董事會謹此公告，董事會將於二〇〇五年十一月十四日下午四時正假座中國澳門特別行政區氹仔永福街七十四號愛達利大廈舉行會議，以商討下列事項：

一　考慮及通過第三季度業績，並通過將第三季度業績公佈刊登於創業板網頁、本公司的網頁及irasia.com網頁；

二　考慮派付中期股息（如有）；

三　考慮暫停辦理股份過戶登記手續（倘有需要）；及

四　處理任何其它事項。

釋義

「本公司」	指	Vodatel Networks Holdings Limited（愛達利網絡控股有限公司*）
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區（不適用於香港聯合交易所有限公司）
「股份」	指	本公司股本中每股面值0.10港元的股份

「中國」 指 中華人民共和國

「第三季度業績」 指 本公司及各附屬公司截至二〇〇五年九月三十日止九個月之未經審核綜合業績

承董事會命

主席

José Manuel dos Santos

香港，二〇〇五年十月二十七日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板證券上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在創業板網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

＊僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Unusual price movement

This announcement is made at the request of the Exchange. The Board has noted the recent decrease in the price of the Shares and wishes to state that the Board is not aware of any reason for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 and 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules, which is or may be of a price-sensitive nature.

Made by order of the Board, the Directors collectively and individually accept responsibility for the accuracy of this announcement.

DEFINITIONS

"Board"	the board of the Directors
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China (not applicable to The Stock Exchange of Hong Kong Limited)
"Shares"	shares of HK$0.10 each in the capital of the Company

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 18th October, 2005

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

不尋常股價變動

本公告乃應聯交所的要求而作出。董事會已知悉股份價格最近有所下降，並謹此聲明董事會並不知悉該變動之原因。

董事會並確認，概無就根據《創業板上市規則》第十九及二十章規定須予披露之收購或變現事宜而進行磋商或協議。董事會亦不知悉任何足以或可能影響股價之事宜須根據《創業板上市規則》第17.10條所規定之一般責任而予以披露。

本公告乃承董事會命發出，各董事願就本公告之準確性共同及個別承擔責任。

釋義

「本公司」	指	Vodatel Networks Holdings Limited (愛達利網絡控股有限公司*)
「董事」	指	本公司的董事
「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區(不適用於香港聯合交易所有限公司)

「股份」	指	本公司股本中每股面值0.10港元的股份

承董事會命

主席

José Manuel dos Santos

香港，二○○五年十月十八日

執行董事	獨立非執行董事
José Manuel dos Santos	崔世昌
嚴康	盧景昭
關鍵文	馮祈裕
羅嘉雯	

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準及假設為依據。

本公佈將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁內刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

Update on disclosure pursuant to rule 17.21

Reference is made to the Rules 17.20 and 17.21 Announcements. The Company announces that VHL has fully repaid the loan, and the Santos' Family Trust is no longer restricted by the covenant therein.

Reference is made to the Rules 17.20 and 17.21 Announcements and the loan due from VHL to the Lenders in the outstanding amount of US$11,250,000 (approximately HK$87,525,000) as at 30th June, 2005. In this announcement, unless the content otherwise requires, terms used herein have the same meaning as terms defined in the Rules 17.20 and 17.21 Announcements.

As referred to in the Rules 17.20 and 17.21 Announcements, the Santos' Family Trust was under an obligation to (i) maintain at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between José Manuel dos Santos and the Company dated 10th February, 2004 (then renewed on 29th August, 2005) is not amended or terminated without the prior written consent of the Agent; and (ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the requisite Lenders (such consent not to be unreasonably withheld or delayed).

The Company announces that VHL has fully repaid the loan on 26th September, 2005 and therefore the Santos' Family Trust is no longer restricted by the covenant therein.

DEFINITIONS

"Rules 17.20 and 17.21 Announcements"	the announcements of the Company dated 26th September, 2003, 14th April and 4th August, 2005

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 27th September, 2005

Executive Directors	*Independent non-executive Directors*
José Manuel dos Santos	Chui Sai Cheong
Yim Hong	Lo King Chiu Charles
Kuan Kin Man	Fung Kee Yue Roger
Monica Maria Nunes	

This announcement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this announcement is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the "Latest Company Announcement" page on the internet website operated by the Exchange for the purposes of GEM for at least seven days from the date of publication and on www.vodatelsys.com.

* *For identification purpose only*

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

更新根據第17.21條作出披露

謹此提述第17.20條及17.21條公告。本公司宣佈，愛達利控股已完全償還貸款，而Santos家族信託不再受有關契諾所限。

謹此提述第17.20條及17.21條公告，以及於二〇〇五年六月三十日，愛達利控股結欠貸款人的未償還貸款11,250,000美元(約87,525,000港元)。於本公告內，除文義另有所指外，本公告所採用的詞彙與第17.20條及17.21條公告所界定者具相同涵義。

誠如第17.20條及17.21條公告所述，Santos家族信託須履行下列責任：(一)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產，而José Manuel dos Santos與本公司於二〇〇四年二月十日訂立(其後於二〇〇五年八月二十九日重續)的服務協議，未經代理行發出事先書面同意的情況下，並無予以修訂或終止；及(二)在未經有關貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)的情況下，Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

本公司宣佈，愛達利控股已於二〇〇五年九月二十六日完全償還貸款。因此，Santos家族信託不再受有關契諾所限。

釋義

「第17.20條及17.21條公告」	指	本公司於二〇〇三年九月二十六日、二〇〇五年四月十四日及八月四日刊登的公告

承董事會命

主席

José Manuel dos Santos

香港，二〇〇五年九月二十七日

執行董事

José Manuel dos Santos

嚴康

關鍵文

羅嘉雯

獨立非執行董事

崔世昌

盧景昭

馮祈裕

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後,確認就彼等所知及所信:一、本文件所載資料在各重大方面均屬準確及完整,且無誤導成分;二、並無遺漏任何事實致使本文件所載任何內容產生誤導;及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出,並以公平合理的基準和假設為依據。

本公告將於刊登日期後在聯交所為創業板設立的互聯網網頁「最新公司公告」一頁刊登最少七日及於www.vodatelsys.com刊登。

* 僅供識別

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(Incorporated in Bermuda with limited liability)

Stock Code: 8033

THIRD QUARTER REPORT

2005

* *For identification purpose only*

Characteristics of GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in Gazetted Newspapers. Accordingly, prospective investors should note that they need to have access to the GEM Website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: 1. the information contained in this document is accurate and complete in all material respects and not misleading; 2. there are no other matters the omission of which would make any statement in this document misleading; and 3. all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

BUSINESS AND FINANCIAL HIGHLIGHTS FOR THE THREE-MONTH PERIOD AND NINE-MONTH PERIOD

- Turnover for the Three-Month Period reached HK$158,331,000 with net loss of HK$12,164,000. Turnover for the Nine-Month Period amounted HK$338,341,000 with net loss of HK$31,605,000
- Continued to streamline the operations in the PRC in accordance to the current market environment
- TSTSH continued to successfully secure software projects, with the first internet protocol based network management system project being awarded
- MIHL entered into an agreement with Red Flag to develop the Traditional Chinese version of Redflag Linux operating system
- The Dutch subsidiary entered into an agreement with one of the largest mobile phone retailers to promote a self-developed ringtone product in the Netherlands
- STASA won back from its competitor to become the interactivity partner of one of the largest national television stations to roll out one of the most popular reality voting shows in Spain
- The Board does not recommend payment of an interim dividend

THIRD QUARTER RESULTS

The Board is pleased to present the unaudited consolidated results of the Group for the Three-Month Period and Nine-Month Period as follows:

	Notes	**Three-Month Period (Unaudited) HK$'000**	Three months ended 30th September, 2004 (Unaudited) HK$'000	**Nine-Month Period (Unaudited) HK$'000**	Nine months ended 30th September, 2004 (Unaudited) HK$'000
Turnover		**158,331**	89,678	**338,341**	280,176
Cost of sales		**(141,682)**	(71,724)	**(288,581)**	(228,299)
Gross profit		**16,649**	17,954	**49,760**	51,877
Other revenues		**1,603**	4,973	**8,690**	8,639
Selling and administrative expenses		**(29,778)**	(32,767)	**(89,047)**	(66,551)
Operating loss		**(11,526)**	(9,840)	**(30,597)**	(6,035)
Deemed disposal gain from separate listing of MIHL		**–**	–	**–**	10,769
Finance costs		**(1,976)**	(906)	**(5,455)**	(1,722)
Share of losses of associated companies		**(470)**	(214)	**(1,098)**	(178)
(Loss)/profit before taxation		**(13,972)**	(10,960)	**(37,150)**	2,834
Taxation	1	**(134)**	829	**(134)**	831
(Loss)/profit after taxation		**(14,106)**	(10,131)	**(37,284)**	3,665
Minority interests		**1,942**	(714)	**5,679**	3,022
(Loss)/profit attributable to Members		**(12,164)**	(10,845)	**(31,605)**	6,687
Dividends		**–**	–	**–**	6,413
(Loss)/earnings per Share (HK cents)					
— Basic	2	**(1.98)**	(1.77)	**(5.15)**	1.09
— Diluted	2	**Not applicable**	Not applicable	**Not applicable**	Not applicable

Notes:

1. **Taxation**

   Profits tax had been provided at the rate of 17.5% on the estimated assessable profit for the Nine-Month Period. Taxation on overseas profit had been calculated on the estimated assessable profit for the Nine-Month Period at the rate of taxation prevailing in the regions in which in the Group operated.

2. **(Loss)/earnings per Share**

   The calculation of the basic (loss)/earnings per Share was based on the loss of the Group attributable to Members of HK$31,605,000 (nine months ended 30th September, 2004: profit of HK$6,687,000) and the weighted average of 613,819,000 Shares (nine months ended 30th September, 2004: 613,819,000 Shares) in issue during the Nine-Month Period.

   No diluted earnings per Share for the Nine-Month Period and the nine months ended 30th September, 2004 was presented as the exercise of the outstanding share options of the Company would have an anti-dilutive effect.

3. **Reserves**

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1st January, 2005	97,676	702	5,315	35,549	3,034	49	(30,995)	111,330
Surplus on revaluation of available-for-sale financial assets	–	–	69	–	–	–	–	69
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	–	–	–	–	(2,038)	–	–	(2,038)
Loss attributable to Members	–	–	–	–	–	–	(31,605)	(31,605)
As at 30th September, 2005	97,676	702	5,384	35,549	996	49	(62,600)	77,756

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
As at 1st January, 2004	97,676	702	4,182	37,483	59	49	146,054	286,205
Surplus on revaluation of available-for-sale financial assets	–	–	3,909	–	–	–	–	3,909
Group reorganisation	–	–	–	2,160	–	–	–	2,160
Exchange differences arising on translation of the accounts of foreign subsidiaries and associated companies	–	–	–	–	105	–	–	105
Profit attributable to Members	–	–	–	–	–	–	6,687	6,687
Eighteen months ended 31st December, 2004 interim dividend paid	–	–	–	–	–	–	(3,069)	(3,069)
As at 30th September, 2004	97,676	702	8,091	39,643	164	49	149,672	295,997

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY ASSOCIATED CORPORATIONS

As at 30th September, 2005, the relevant interests and short positions of the Directors or Chief Executive in the Shares, underlying Shares and debentures of the Company or its Associated Corporations which will be required to be notified to the Company and the Exchange pursuant to divisions 7 and 8 or Part XV of the SFO (including interests and short positions which he took or deemed to have taken under such provisions of the SFO) or required pursuant to section 352 of the SFO, to be entered in the register referred to therein or required, pursuant to rules 5.46 to 5.68 of the GEM Listing Rules relating to securities transactions by the Directors to be notified to the Company and the Exchange were as follows:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name of Director	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held (Note 8)	Approximate % of the issued share capital of the Company
José Manuel dos Santos	Long position	Corporate interest/ founder of a discretionary trust (Note 1)	293,388,000	—	47.80%
	Long position	Personal (Note 2)	—	600,000	0.10%
	Short position	Corporate interest (Note 3)	—	13,072,000	2.13%
Yim Hong	Long position	Personal (Note 4)	7,357,500	900,000	1.35%
Kuan Kin Man	Long position	Personal (Note 5)	12,262,500	900,000	2.14%
Monica Maria Nunes	Long position	Personal (Note 6)	2,452,500	900,000	0.55%
Fung Kee Yue Roger	Long position	Personal (Note 7)	210,000	—	0.03%

Notes:

(1) As at 30th September, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL, a company wholly-owned by José Manuel dos Santos as trustee of the existing trust whereby the family members of José Manuel dos Santos are the discretionary objects and which assets include a controlling stake of 47.80% of the issued share capital of the Company.

(2) The personal interest of José Manuel dos Santos comprised 600,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by José Manuel dos Santos as beneficial owner.

(3) Options were granted by the Company under a share option scheme. Since José Manuel dos Santos was interested in more than one-third of the issued share capital of the Company as at 30th September, 2005, he was deemed to have a short position in 13,072,000 underlying Shares.

(4) The personal interest of Yim Hong comprised 7,357,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Yim Hong as beneficial owner.

(5) The personal interest of Kuan Kin Man comprised 12,262,500 Shares and 900,000 underlying Shares in respect of share options granted to him by the Company. The aforesaid interest was held by Kuan Kin Man as beneficial owner.

(6) The personal interest of Monica Maria Nunes comprised 2,452,500 Shares and 900,000 underlying Shares in respect of share options granted to her by the Company. The aforesaid interest was held by Monica Maria Nunes as beneficial owner.

(7) The personal interest of Fung Kee Yue Roger comprised 210,000 Shares. The aforesaid interest was held by Fung Kee Yue Roger as beneficial owner.

(8) Each of the Directors held the same number of share options shown as at 1st January, 2005. The share options were granted on 30th June, 2003 and exercisable from 30th June, 2003 to 29th June, 2006 at HK$0.42 per Share.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES

As at 30th September, 2005, the following persons (other than a Director or Chief Executive) had interests or short positions in the Shares and underlying Shares which were recorded in the register required to be kept under section 336 of the SFO:

Aggregate long and short positions in the Shares and (in respect of equity derivatives) underlying Shares

Name of Substantial Shareholder	Long position/ short position	Nature of interest	Number of Shares held	Number of underlying Shares (in respect of share options) held	Approximate % of the issued share capital of the Company
ERL	Long position	Corporate interest (Note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (Note 2)	—	13,072,000	2.13%
LRL	Long position	Corporate interest (Note 1)	293,388,000	—	47.80%
	Short position	Corporate interest (Note 2)	—	13,072,000	2.13%
Lei Hon Kin (Note 3)	Long position	Family interest	293,988,000	—	47.89%
	Short position	Corporate interest	—	13,072,000	2.13%

Notes:

(1) As at 30th September, 2005, these Shares were held in the name of ERL. The entire issued share capital in ERL was held by LRL.

(2) Options were granted by the Company under a share option scheme. Since both ERL and LRL were interested in more than one-third of the issued share capital of the Company as at 30th September, 2005, they were deemed to have a short position in 13,072,000 underlying Shares.

(3) Lei Hon Kin, the spouse of José Manuel dos Santos, was deemed to be interested in all the interests of José Manuel dos Santos.

COMPETING INTERESTS

None of the Directors or any person who is (or group of persons who together are) entitled to exercise or control the exercise of 5% or more of the voting power at general meeting of the Group and which is (or are) able as a practical matter, to direct or influence the management of the Company had an interest in a business, which competes or may compete with the business of the Group.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of the Shares during the Nine-Month Period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Shares during the Nine-Month Period.

DEFINITIONS

"Associated Corporations"	corporations; (a) which are subsidiaries or holding companies of the Company or subsidiaries of the holding company of the Company; or (b) (not being subsidiaries of the Company) in which the Company has an interest in the shares of a class comprised in its share capital exceeding in nominal value one-fifth of the nominal value of the issued shares of that class
"Board"	the board of the Directors
"BVI"	the British Virgin Islands
"Chief Executive"	a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board for the conduct of the business of the Company
"Company"	Vodatel Networks Holdings Limited
"Director(s)"	the director(s) of the Company
"ERL"	Eve Resources Limited, a company incorporated in BVI with limited liability

"Exchange"	The Stock Exchange of Hong Kong Limited, a company incorporated in Hong Kong with limited liability
"Gazetted Newspapers"	those newspapers whch are, from time to time, specified in the list of newspapers issued and published in the Gazette for the purposes of section 71A of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) as amended from time to time by the Chief Secretary of the Government of Hong Kong
"GEM"	the Growth Enterprise Market operated by the Exchange
"GEM Listing Rules"	the Rules Governing the Listing of Securities on GEM made by the Exchange from time to time
"GEM Website"	the internet website operated by the Exchange for the purposes of GEM
"Group"	the Company and its subsidiaries
"HK cents"	Hong Kong cents, where 100 HK cents equal HK$1
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC (not applicable to The Stock Exchange of Hong Kong Limited)
"LRL"	Lois Resources Limited, a company incorporated in BVI with limited liability
"Macao"	the Macao Special Administrative Region of the PRC
"Main Board"	the stock market operated by the Exchange prior to the establishment of GEM (excluding the options market) and which stock market continues to be operated by the Exchange in parallel with GEM. For the avoidance of doubt, the Main Board excludes GEM

"Members"	holders of Shares
"MIHL"	MegaInfo Holdings Limited, incorporated in Bermuda with limited liability, an indirectly owned subsidiary of the Company and whose shares of HK$0.01 each in its capital are listed on GEM
"Nine-Month Period"	the nine months ended 30th September, 2005
"PRC"	The People's Republic of China
"Red Flag"	北京中科紅旗軟件技術有限公司, a company incorporated in the PRC with limited liability
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended from time to time
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Spain"	The Kingdom of Spain
"STASA"	Servicios Telefónicos de Audiotex SA, incorporated in Spain with limited liability and an indirectly owned subsidiary of the Company
"Substantial Shareholder"	in relation to a company means a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company
"TCM"	Teleconcept-Multimedia N.V., incorporated in the Netherlands with limited liability and an indirectly owned subsidiary of the Company
"The Netherlands"	The Kingdom of the Netherlands
"Three-Month Period"	the three months ended 30th September, 2005
"TSTSH"	泰思通軟件(上海)有限公司, incorporated in the PRC with limited liability and an indirectly owned subsidiary of the Company

"US$"	United States Dollar, the lawful currency of the United States of America

By order of the Board
José Manuel dos Santos
Chairman

Hong Kong, 14th November, 2005

Executive Directors
José Manuel dos Santos
Yim Hong
Kuan Kin Man
Monica Maria Nunes

Independent non-executive Directors
Chui Sai Cheong
Lo King Chiu Charles
Fung Kee Yue Roger

「美元」 指 美利堅合眾國法定貨幣美元

承董事會命
主席
José Manuel dos Santos

香港，二〇〇五年十一月十四日

執行董事
José Manuel dos Santos
嚴康
關鍵文
羅嘉雯

獨立非執行董事
崔世昌
盧景昭
馮祈裕

「股東」	指	股份持有人
「萬佳訊」	指	MegaInfo Holdings Limited(萬佳訊控股有限公司*),於百慕大註冊成立的有限公司,為本公司的間接附屬公司,其股本中每股面值0.01港元的股份於創業板上市
「九個月期間」	指	截至二〇〇五年九月三十日止九個月
「中國」	指	中華人民共和國
「紅旗」	指	北京中科紅旗軟件技術有限公司,於中國註冊成立的有限公司(不適用於紅旗Linux)
「《證券及期貨條例》」	指	香港法例第五百七十一章《證券及期貨條例》(經不時修訂)
「股份」	指	本公司股本中每股面值0.10港元的股份
「西班牙」	指	西班牙王國
「西班牙公司」	指	Servicios Telefónicos de Audiotex SA,於西班牙註冊成立的有限公司,為本公司的間接附屬公司
「主要股東」	指	就公司而言,指有權於本公司任何股東大會上行使或控制行使10%或以上投票權的人士
「歐洲公司」	指	Teleconcept-Multimedia N.V.,於荷蘭註冊成立的有限公司,為本公司的間接附屬公司
「荷蘭」	指	荷蘭王國
「三個月期間」	指	截至二〇〇五年九月三十日止三個月
「泰思通」	指	泰思通軟件(上海)有限公司,於中國註冊成立的有限公司,為本公司的間接附屬公司

* *僅供識別*

「聯交所」	指	香港聯合交易所有限公司，於香港註冊成立的有限公司
「憲報指定報章」	指	香港政府政務司司長就香港法例第三十二章《公司條例》(經不時修訂)第七十一A條而發佈及刊登於憲報的報章名單不時指明的報章
「創業板」	指	由聯交所營運的創業板市場
「《創業板上市規則》」	指	聯交所不時制訂的創業板證券上市規則
「創業板網頁」	指	聯交所為創業板設立的互聯網網頁
「本集團」	指	本公司及其附屬公司
「港仙」	指	港仙，100港仙等於1港元
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區(不適用於香港聯合交易所有限公司)
「LRL」	指	Lois Resources Limited，於英屬維爾京群島註冊成立的有限公司
「澳門」	指	中國澳門特別行政區
「主板」	指	早於創業板建立之前已由聯交所營運並與創業板一同由聯交所營運的股票市場(不包括期權市場)。為釋疑起見，主板不包括創業板

附註：

(一) 於二〇〇五年九月三十日，該等股份是以ERL的名義持有。ERL的全部已發行股本則由José Manuel dos Santos(作為現有信託的信託人)全資擁有的公司LRL持有。José Manuel dos Santos的家族成員為該信託受益人，該信託資產包括本公司已發行股本的47.80%控股股權。

(二) José Manuel dos Santos的個人權益包括本公司授予其購股權有關的600,000股相關股份。上述權益由作為實益擁有人的José Manuel dos Santos持有。

(三) 購股權是獲本公司根據一項購股權計劃而授出。由於José Manuel dos Santos於二〇〇五年九月三十日擁有本公司已發行股本中多於三份之一的權益，José Manuel dos Santos被視為於13,072,000股相關股份中擁有淡倉。

(四) 嚴康的個人權益包括7,357,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的嚴康持有。

(五) 關鍵文的個人權益包括12,262,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的關鍵文持有。

(六) 羅嘉雯的個人權益包括2,452,500股股份及本公司授予其購股權有關的900,000股相關股份。上述權益由作為實益擁有人的羅嘉雯持有。

(七) 馮祈裕的個人權益包括210,000股股份。上述權益由作為實益擁有人的馮祈裕持有。

(八) 於二〇〇五年一月一日，各董事持有的購股權數目與上述相同。有關購股權乃於二〇〇三年六月三十日授出並可於二〇〇三年六月三十日至二〇〇六年六月二十九日按有關每股股份0.42港元如下行使。

董事於本公司或任何相聯法團的股份、相關股份及債券中的權益及淡倉

於二〇〇五年九月三十日，董事或行政總裁於本公司或其相聯法團的股份、相關股份及債券中，擁有根據《證券及期貨條例》第十五部第七及第八分部，須知會本公司及聯交所的有關權益及淡倉（包括根據《證券及期貨條例》的該等條文，彼被當作或視作擁有的權益及淡倉），或根據《證券及期貨條例》第三百五十二條，須載入該條例所述股東名冊的權益及淡倉，或根據《創業板上市規則》第5.46至5.68條有關董事進行的證券交易，須知會本公司及聯交所的權益及淡倉如下：

股份及（就股票衍生工具而言）相關股份的好倉及淡倉總額

董事姓名	好倉／淡倉	權益性質	所持股份數目	所持相關股份（就購股權而言）數目（附註八）	佔本公司已發行股本的概約百分比
José Manuel dos Santos	好倉	公司權益／全權信託的創辦人（附註一）	293,388,000	—	47.80%
	好倉	個人（附註二）	—	600,000	0.10%
	淡倉	公司權益（附註三）	—	13,072,000	2.13%
嚴康	好倉	個人（附註四）	7,357,500	900,000	1.35%
關鍵文	好倉	個人（附註五）	12,262,500	900,000	2.14%
羅嘉雯	好倉	個人（附註六）	2,452,500	900,000	0.55%
馮祈裕	好倉	個人（附註七）	210,000	—	0.03%

在西班牙方面，西班牙附屬公司已由本集團收購前的財務困境中復原。如先前於本集團的中期業績中所述，西班牙公司是唯一一家公司向西班牙所有三家全國電視台提供互動電視節目服務。於三個月期間，西班牙公司不斷作為該三家全國電視台的互動夥伴，致力於支持其新節目，包括一個慈善節目、一個透過電台的電話競猜節目以及其中一個西班牙最受歡迎的現場投票節目(該現場投票節目為過往三年西班牙公司輸給其競爭對手的節目)。

財務回顧

於三個月期間，隨着澳門及歐洲公司業務的提升以及綜合澳中通訊設備有限公司(於澳門註冊成立的有限公司，為本公司的間接全資附屬公司)的業績後，本集團營業額錄得76.6%的升幅，營業額達158,331,000港元。雖然於中國(澳門除外)的溢利及提供互動服務及短訊服務等業務均獲得較高邊際利潤，但被澳門的較低邊際利潤項目及手機的分銷所抵銷，導致本集團的毛利率減至10.5%。於三個月期間，由於不斷上升的息率及提早償還15,000,000美元銀團貸款(約116,700,000港元)所徵收的預付款項費用，本集團虧損約12,164,000港元。

於三個月期間，本集團提早償還於二〇〇三年期間所籌集的15,000,000美元銀團貸款(約116,700,000港元)。還款後，本集團的現金結餘為90,200,000港元，資產負債比率(借貸總額／股東權益)減至62.1%。

業務回顧

先前飽受日益增加的競爭及價格壓力的中國數據網絡基礎設施的經營環境，於三個月期間已趨穩定。雖然困難，但市場仍然不斷提供商機。於三個月期間完成的項目之中，包括與大連大學、廣東中國電信、江蘇中國電信、上海中國電信、貴州中國電信及北京中國電信訂立的合約。為配合目前的市場環境，本集團已透過不斷合併其於中國的覆蓋面，以達致增強資源的運用及節省成本。

泰思通所開發的電信營運商支撐系統及網絡管理軟件系統，不斷獲得市場接納。在泰思通所參與的每個項目，本集團可在其軟件中加入新的及經提升的特色及功能，因而增加軟件的可銷能力。於三個月期間，泰思通成功爭取更多項目，包括來自重慶中國電信、四川中國電信及泰州中國電信的新合約，以及獲取廣東中國電信及廣州中國電信的擴建合約。特別是重慶中國電信的項目最為令人鼓舞，因為該項目不但是從重慶中國電信所獲授的第二個項目，而且是泰思通所贏取的首個基於互聯網協定的網絡管理系統項目。

於三個月期間，本集團一直致力完成來自澳門政府的多個項目及東亞運動會項目。萬佳訊亦同樣致力於完成先前所爭取到的東亞運動會的多個項目。此外，萬佳訊已成功向澳門政府爭取到政府電子化項目的第二期合約，並與紅旗訂立協議，共同開發及推廣紅旗Linux運作系統的繁體中文版本。該策略性聯繫預期將有助透過在中國已建立的紅旗網絡來推廣萬佳訊的Mega品牌軟件解決方案。

有關歐洲公司方面，繼完成為荷蘭一家大型博彩公司提供電話查詢服務的六個月試驗計劃後，該荷蘭附屬公司將會於短期內獲授為該博彩公司正式互動服務供應商的合約。該荷蘭附屬公司另已與荷蘭其中一家最大移動電話零售商訂立協議，推廣其開發的鈴聲產品。

三. **儲備**

	股份溢價 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	合併儲備 千港元	外滙儲備 千港元	法定儲備 千港元	累計虧損 千港元	合共 千港元
於二OO五年一月一日	97,676	702	5,315	35,549	3,034	49	(30,995)	111,330
重估可供出售財務資產盈餘	—	—	69	—	—	—	—	69
海外附屬公司及聯營公司折算賬目產生的差額	—	—	—	—	(2,038)	—	—	(2,038)
股東應佔虧損	—	—	—	—	—	—	(31,605)	(31,605)
於二OO五年九月三十日	97,676	702	5,384	35,549	996	49	(62,600)	77,756

	股份溢價 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	合併儲備 千港元	外滙儲備 千港元	法定儲備 千港元	保留盈利 千港元	合共 千港元
於二OO四年一月一日	97,676	702	4,182	37,483	59	49	146,054	286,205
重估可供出售財務資產盈餘	–	–	3,909	–	–	–	–	3,909
集團重組	–	–	–	2,160	–	–	–	2,160
海外附屬公司及聯營公司折算賬目產生的差額	–	–	–	–	105	–	–	105
股東應佔溢利	–	–	–	–	–	–	6,687	6,687
截至二OO四年十二月三十一日止十八個月已付中期股息	–	–	–	–	–	–	(3,069)	(3,069)
於二OO四年九月三十日	97,676	702	8,091	39,643	164	49	149,672	295,997

附註：

一. 稅項

九個月期間的估計應課稅溢利按17.5%的稅率撥備香港利得稅，而海外溢利稅項按九個月期間的估計應課稅溢利按本集團經營業務地區的適用稅率計算。

二. 每股股份(虧損)／盈利

每股股份基本(虧損)／盈利是按本集團股東應佔虧損31,605,000港元(截至二〇〇四年九月三十日止九個月：溢利6,687,000港元)及九個月期間的已發行股份的加權平均數613,819,000股股份(截至二〇〇四年九月三十日止九個月：613,819,000股股份)計算。

由於行使本公司未行使的購股權將導致反攤薄作用，故並無呈列九個月期間及截至二〇〇四年九月三十日止九個月內每股股份攤薄盈利。

第三季業績

董事會欣然提呈本集團於三個月期間及九個月期間的未經審核綜合業績如下：

	附註	三個月期間 (未經審核) 千港元	截至二〇〇四年九月三十日止三個月 (未經審核) 千港元	九個月期間 (未經審核) 千港元	截至二〇〇四年九月三十日止九個月 (未經審核) 千港元
營業額		**158,331**	89,678	**338,341**	280,176
銷售成本		**(141,682)**	(71,724)	**(288,581)**	(228,299)
毛利		**16,649**	17,954	**49,760**	51,877
其他收益		**1,603**	4,973	**8,690**	8,639
銷售及行政開支		**(29,778)**	(32,767)	**(89,047)**	(66,551)
經營虧損		**(11,526)**	(9,840)	**(30,597)**	(6,035)
萬佳訊獨立上市的視作出售收益		**–**	–	**–**	10,769
財務成本		**(1,976)**	(906)	**(5,455)**	(1,722)
應佔聯營公司虧損		**(470)**	(214)	**(1,098)**	(178)
除税前（虧損）／溢利		**(13,972)**	(10,960)	**(37,150)**	2,834
税項	一	**(134)**	829	**(134)**	831
除税後（虧損）／溢利		**(14,106)**	(10,131)	**(37,284)**	3,665
少數股東權益		**1,942**	(714)	**5,679**	3,022
股東應佔（虧損）／溢利		**(12,164)**	(10,845)	**(31,605)**	6,687
股息		**–**	–	**–**	6,413
每股股份（虧損）／盈利（港仙）					
－基本	二	**(1.98)**	(1.77)	**(5.15)**	1.09
－攤薄	二	**不適用**	不適用	**不適用**	不適用

三個月期間及九個月期間的業務及財務摘要

- 三個月期間的營業額達158,331,000港元，虧損淨額為12,164,000港元。九個月期間的營業額達338,341,000港元，虧損淨額為31,605,000港元
- 根據目前的市場環境，不斷精簡在中國的經營
- 泰思通不斷成功取得軟件項目，而贏取首個互聯網協定的網絡管理系統項目
- 萬佳訊與紅旗訂立協議，開發紅旗Linux運作系統的繁體中文版本
- 荷蘭附屬公司與最大移動電話零售商之一訂立協議，在荷蘭推廣其自主開發的鈴聲產品
- 西班牙公司擊敗其競爭對手，於其手上奪回西班牙其中一個最受歡迎的現場投票節目，並成為國家最大電視台其中一個互動夥伴
- 董事會不建議派付中期股息

創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他老練投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件(各董事願共同及個別對此負全責)乃遵照《創業板上市規則》的規定而提供有關本公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：一、本文件所載資料在各重大方面均屬準確及完整，且無誤導成份；二、並無遺漏任何事實致使本文件所載任何內容產生誤導；及三、本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕大註冊成立的有限公司)

股份代號：八〇三三

第三季度報告

二〇〇五

* 僅供識別